Exhibit 99.1

news release

Encana delivers better wells, lower costs and increased well inventory

Strong operational performance in second quarter positions Encana for accelerated growth

Calgary, Alberta (July 24, 2015) TSX, NYSE: ECA

Strong second quarter operational performance helped Encana deliver its seventh consecutive quarterly increase in liquids volumes since launching its strategy to grow high-margin production. A focused and front-end loaded capital program has positioned the company to accelerate liquids production growth in the second half of 2015. Highlights include:

•	liquids production of approximately 127,300 barrels per day (bbls/d), up 87 percent year-over-year

•	over 80 percent of capital invested in the company’s four most strategic assets, the Permian, Eagle Ford, Duvernay and Montney

•	59 new wells brought on production in the Eagle Ford and Permian late in the second quarter, with another 76 planned in the third quarter

•	reduced Eagle Ford drilling and completion costs by $1 million per well, or 18 percent, compared to the first quarter

•	pace-setting Duvernay wells with production rates of up to 2,000 bbls/d of condensate and 11.5 million cubic feet per day (MMcf/d) of rich gas after 27 days on production

•	significant expansion of liquids inventory in the Montney, with higher condensate yields in Dawson South and two recent Pipestone area wells each producing over 1,000 bbls/d

“Following our successful portfolio transformation in 2014, we continue to lower costs, improve well performance and increase well inventory in our four most strategic assets,” said Doug Suttles, Encana President & CEO. “We exited the second quarter with significant operational momentum and we expect to accelerate liquids growth through the second half of the year.”

Second quarter liquids production increased more than five percent over the previous quarter, largely attributable to continued organic growth in the company’s Eagle Ford and Permian positions. Second quarter natural gas production of approximately 1.6 billion cubic feet per day (Bcf/d) reflects a 16 percent decrease compared to the previous quarter, mainly due to divestitures, the company’s seasonal production strategy for its Deep Panuke platform and takeaway restrictions in the Montney.

Total company production averaged 389,000 (BOE/d) with Encana’s four strategic assets contributing approximately 223,000 BOE/d or 57 percent. The company expects its Permian, Eagle Ford, Duvernay and Montney assets will contribute an average of approximately 270,000 BOE/d or 65 percent of total production during the fourth quarter of 2015.

“Through our culture of innovation, we continue to identify and seize opportunities to enhance our performance and make our four most strategic assets bigger, better and more efficient,” said Suttles. “Our core assets are located in the heart of four of the highest netback basins in North America and are delivering strong returns through the current commodity price cycle.”

Consistent with its strategy to grow high-margin production, the company expects to focus its remaining 2015 capital budget on its four most strategic assets. Based on assumptions of $50 per barrel (bbl) WTI oil prices and NYMEX natural gas prices of $3 per million British thermal units (MMBtu), Encana expects to realize average operating margins of over $25 per BOE in the Permian, Eagle Ford and Duvernay, and $1.15 per thousand cubic feet equivalent (Mcfe) in the Montney.

Encana remains on track to deliver its 2015 cash flow guidance of between $1.4 billion and $1.6 billion. The company generated second quarter cash flow of $181 million or $0.22 per share; an operating loss of $167 million or $0.20 per share; and a net loss of $1.6 billion or $1.91 per share primarily due to a $1.3 billion non-cash, after-tax ceiling test impairment. Year-to-date, Encana has generated $676 million in cash flow or $0.85 per share; an operating loss of $148 million or $0.19 per share; and net loss of approximately $3.3 billion or $4.15 per share, largely attributable to non-cash, after-tax ceiling test impairments of $2.6 billion.

Encana is on track to fully fund its 2015 capital program and dividend with anticipated cash flow and the proceeds from previously announced and completed divestitures. In addition, the company continued streamlining its organization during the second quarter to align its structure with its transformed portfolio and disciplined capital program.

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Operational highlights: Lowering costs, improving well performance and increasing well inventory

Permian: Building a long-term growth engine

•	strong well performance with recent wells delivering early production rates of over 1,000 bbls/d of oil

•	innovative casing designs for vertical and horizontal drilling programs are saving on average $350,000 per well

•	average horizontal well cycle times reduced to 22 days from 26 days in the first quarter, with the best well at 15 days

•	oil gathering agreement is expected to improve operating margins by up to $2 per barrel (bbl)

•	drilled 23 net horizontal and 29 net vertical wells in the second quarter

•	second quarter production of 35,800 BOE/d, comprising 29,500 bbls/d of liquids and 38 MMcf/d of natural gas

•	significant growth expected in second half of the year as the company plans 16 horizontal wells to be brought on production in July and a further 70 wells through the remainder of 2015

•	on track for average fourth quarter production of 50,000 BOE/d

Eagle Ford: Growing inventory after successful first year

•	potential to grow well inventory to over 600 drilling locations – up from the initial 400 since entering the play one year ago

•	strong well results from the Graben area with a recent well on production at 1,300 bbls/d of oil and 675 thousand cubic feet per day (Mcf/d) of natural gas

•	upgrades completed at Patton Trust South facility, increasing its capacity from 5,000 bbls/d to over 18,000 bbls/d

•	drilling and completion costs lowered by $1 million per well, or 18 percent, compared to the first quarter of the year

•	achieved spud-to-rig release cycle time of less than 10 days during the second quarter

•	base decline reduced 50 percent year-to-date

•	drilled 14 net wells in the second quarter

•	second quarter production of 45,800 BOE/d, comprising 39,800 bbls/d of liquids and 36 MMcf/d of natural gas

•	significant growth expected in second half of the year as the company plans 17 wells to be brought on production in July and a further 21 wells through the remainder of 2015

•	on track for average fourth quarter production of 57,000 BOE/d

Duvernay: Improving well performance, driving down costs

•	pace-setting wells with production rates up to 2,000 bbls/d of condensate and 11.5 MMcf/d of rich gas after 27 days on production

•	industry-leading drilling and completions costs of approximately $10.4 million per well achieved on latest multi-well pad

•	continued efficiency gains from dual-frac spread operations, averaging nine fracs per day

•	savings of over $1 million per well in water handling costs due to the start-up of water infrastructure

•	drilled one net well in the second quarter

•	second quarter production of 5,800 BOE/d, comprising 3,000 bbls/d of liquids and 17 MMcf/d of natural gas

•	expect to bring two wells on production in July and a further 11 wells through the remainder of 2015

•	on track for average fourth quarter production of 17,000 BOE/d

Montney: Unlocking significant condensate potential

•	well results in the South Dawson area of Cutbank Ridge confirmed the company’s predicted higher condensate yields, increasing from five barrels per million cubic feet (bbls/MMcf) of natural gas to over 40 bbls/MMcf

•	initial testing of the oil window in the Pipestone area showed strong potential with two recent wells each producing 1,000 bbls/d

•	enhanced completion design delivering an average 33 percent production improvement

•	liquids production increased by 1,000 bbls/d through optimization work at the 16-34 Pipestone plant

•	realized $18 million in total cost savings at an average of $400,000 per well since the commissioning of the water resource hub near Dawson Creek, British Columbia in September 2014. The facility blends produced water with saline water and provides nearly 90 percent of the water needed for the company’s operations in the area

•	drilled six net wells in the second quarter

•	second quarter production of 135,900 BOE/d, comprising 21,600 bbls/d of liquids and 685 MMcf/d of natural gas

•	on track for average fourth quarter production of 146,000 BOE/d

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Additional information on Encana’s four most strategic assets will be available in the company’s updated corporate presentation later today. Encana’s updated 2015 guidance can be downloaded from the company’s website at http://www.encana.com/investors/financial/corporate-guidance.html.

Encana’s risk management program – additional oil hedges secured during the second quarter

At June 30, 2015, Encana has hedged approximately 1,000 MMcf/d of expected July to December 2015 natural gas production using NYMEX fixed price contracts at an average price of $4.29 per Mcf. In addition, Encana has hedged approximately 59.4 thousand barrels per day (Mbbls/d) of expected July to December 2015 oil production using WTI fixed price contracts at an average price of $61.96 per bbl and approximately 38 Mbbls/d of expected 2016 oil production at an average price of $62.83 per bbl.

Dividend declared

On July 23, 2015, Encana’s Board of Directors declared a dividend of $0.07 per share payable on September 30, 2015, to common shareholders of record as of September 15, 2015.

Second Quarter Highlights

Financial Summary

(for the period ended June 30) ($ millions, except per share amounts)	Q2 2015	Q2 2014
Cash flow[1]	181	656
Per share diluted	0.22	0.89

Operating earnings (loss)[1]	(167)	171
Per share diluted	(0.20)	0.23

Earnings Reconciliation Summary
Net earnings (loss) attributable to common shareholders	(1,610)	271
After-tax (addition) deduction:
Unrealized hedging gain (loss)	(187)	8
Impairments	(1,328)	—
Restructuring charges	(10)	(5)
Non-operating foreign exchange gain (loss)	114	156
Gain (loss) on divestitures	1	135
Income tax adjustments	(33)	(194)

Operating earnings (loss)[1]	(167)	171
Per share diluted	(0.20)	0.23

[1]	Cash flow and operating earnings (loss) are non-GAAP measures as defined in Note 1 on page 4.

Production Summary

(for the period ended June 30) (After royalties)	Q2 2015	Q2 2014	%Δ
Natural gas (MMcf/d)	1,568	2,541	(38)

Liquids (Mbbls/d)	127.3	68.2	87

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Natural Gas and Liquids Prices
	Q2 2015	Q2 2014
Natural Gas
NYMEX ($/MMBtu)	2.64	4.67
Encana realized gas price[1] ($/Mcf)	3.52	4.08

Oil and Natural Gas Liquids ($/bbl)
WTI	57.94	102.99
Encana realized liquids price[1]	43.78	69.53

[1]	Realized prices include the impact of financial hedging.

A conference call and webcast to discuss the second quarter 2015 results will be held for the investment community today at 7 a.m. MT (9 a.m. ET). To participate, please dial (877) 291-4570 (toll-free in North America) or (647) 788-4919 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 p.m. MT on July 24 until 9:59 p.m. MT on July 31, 2015 by dialing (800) 585-8367 or (416) 621-4642 and entering passcode 56243229. A live audio webcast of the conference call, including slides and additional asset information will also be available on Encana’s website, www.encana.com, under Invest In Us/Presentations & Events. The webcasts will be archived for approximately 90 days.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Free cash flow is a non-GAAP measure defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•	Operating earnings (loss) is a non-GAAP measure defined as net earnings (loss) attributable to common shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

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ADVISORY REGARDING OIL AND GAS INFORMATION

Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

30-day initial production and other short-term rates are not necessarily indicative of long-term performance or of ultimate recovery. In this news release, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of natural gas as compared to oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The disclosure regarding drilling locations is based on internal estimates. The drilling locations which Encana will actually drill will ultimately depend upon the availability of capital, regulatory and partner approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements include, but are not limited to:

•	expectation to accelerate liquids production growth in the second half of 2015

•	number of wells for 2015 and expected production

•	the potential to grow well inventory

•	capital spending plans to grow higher margin production

•	expectation of meeting the targets in the Company’s 2015 corporate guidance

•	anticipated cash flow

•	the Company’s expectation to fully fund its 2015 capital program and dividend with anticipated cash flow and proceeds from divestitures

•	improved operating margins

•	anticipated dividends

•	design and optimization work to improve well performance and production rates and reduce costs

Readers are cautioned upon unduly relying on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, these statements involve numerous assumptions, known and unknown risks and uncertainties and other factors, which can contribute to the possibility that such statements will not occur or which may cause the actual performance and financial results of the Company to differ materially from those expressed or implied by such statements. These assumptions include, but are not limited to:

•	achieving average production for 2015 of between 1.60 Bcf/d and 1.70 Bcf/d of natural gas and 130,000 bbls/d to 150,000 bbls/d of liquids

•	commodity prices for natural gas and liquids based on NYMEX of $3.00 per MMBtu and WTI of $50 per bbl through the remainder of 2015

•	U.S./Canadian dollar exchange rate of 0.80

•	effectiveness of the Company’s resource play hub model to drive productivity and efficiencies

•	results from innovations

•	availability of attractive hedge contracts

•	expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations

Risks and uncertainties that may affect the operations and development of our business include, but are not limited to: the ability to generate sufficient cash flow to meet the Company’s obligations; commodity price volatility; ability to secure adequate product transportation and potential pipeline curtailments; variability of dividends to be paid; the timing and costs of well, facilities and pipeline construction; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk; risk and effect of a downgrade in credit rating, including access to capital markets; fluctuations in currency and interest rates; assumptions based upon the Company’s 2015 corporate guidance; failure to achieve anticipated results from cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; the Company’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business as described from time to time in Encana’s most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. The forward-looking statements contained in this document are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

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Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:

Brendan McCracken

Vice-President, Investor Relations

(403) 645-2978

Brian Dutton

Director, Investor Relations

(403) 645-2285

Patti Posadowski

Sr. Advisor, Investor Relations

(403) 645-2252

Media contact: Jay Averill Director, Media Relations (403) 645-4747 Doug McIntyre Sr. Advisor, Media Relations (403) 645-6553

SOURCE: Encana Corporation

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